Exhibit 99.1

ArcelorMittal acquires majority stake in voestalpine’s state-of-the-art HBI facility in Texas

14 April 2022, 07:30 CET

ArcelorMittal (‘the Company’) today announces it has signed an agreement to acquire an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Corpus Christi, Texas. voestalpine will retain the remaining 20%. The transaction values the Corpus Christi operations at $1 billion and closing is subject to customary regulatory approvals.

The state-of-the-art plant, which was opened in October 2016, is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, a high-quality feedstock made through the direct reduction of iron ore which is used to produce high-quality steel grades in an electric arc furnace (‘EAF’), but which can also be used in blast furnaces, resulting in lower coke consumption. HBI is a premium, compacted form of Direct Reduced Iron (‘DRI’) developed to overcome issues associated with shipping and handling DRI.

In parallel with the transaction, ArcelorMittal has signed a long-term offtake agreement with voestalpine to supply an annual volume of HBI commensurate to voestalpine’s equity stake to its steel mills in Donawitz and Linz, Austria. The remaining balance of production will be delivered to third parties under existing supply contracts, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF, expected in the second half of 2023.

Commenting, ArcelorMittal CEO, Aditya Mittal, said:

“This is a compelling strategic acquisition for our company. It accelerates both our progression into producing high-quality metallic feedstock for EAFs and our global decarbonisation journey. The facility is world-class and is ideally located, with its own deep-water port. There is also unused land on the site which provides interesting options for further development.

“ArcelorMittal is already one of the world’s largest producers of DRI. This acquisition will further strengthen our position and guarantee security of supply to AM/NS Calvert, while our experience will bring significant value to the asset. DRI is a feedstock which has a very important role to play in our decarbonisation ambitions, as we have announced plans to construct DRI facilities at several sites across Europe and in Canada. Today’s transaction therefore represents an important further step in our climate action journey. Finally, I would like to thank the executive management team at voestalpine and look forward to developing a strong partnership with them.”

The Corpus Christi facility, which covers an area of two square kilometers and employs over 270 people, is located in an optimal coastal position with direct access to a broad and deep shipping channel which enables cost effective transportation to the Americas and Europe. It incorporates best-in-class technology and equipment supplied by MIDREX Technologies Inc., a leading supplier of DRI solutions. It currently uses natural gas to directly reduce iron ore pellets into HBI with an Fe content which exceeds 91%. However, the plant does have the potential to transition to 100% hydrogen, with the Texas coast presenting advantageous weather conditions to produce renewable energy powered green hydrogen. The use of natural gas rather than coal as the current energy input and reductant means that DRI-EAF steelmaking carries a significantly lower carbon footprint than blast furnace-basic oxygen furnace steelmaking. DRI/HBI is therefore expected to play a prominent role in the decarbonisation of the steel industry, a process ArcelorMittal intends to lead.

ArcelorMittal is a world leader in DRI production, with c. nine million tonnes of annual production capacity (c. 15 million tonnes including AM/NS India). DRI – ultimately produced using green hydrogen – sits at the heart of the Company’s Innovative-DRI (https://corporate.arcelormittal.com/climate-action/technology-pathways-to-net-zero-steel) steelmaking pathway, one of two pathways ArcelorMittal has developed which hold the potential to deliver carbon-neutral steelmaking.

Over the past year, the Company has accelerated its Innovative-DRI strategy, announcing projects to construct additional DRI and EAF capacity at its operations in Belgium (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-signs-letter-of-intent-with-the-governments-of-belgium-and-flanders-supporting-1-1-billion-investment-in-decarbonisation-technologies-at-its-flagship-gent-plant), Canada (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-and-the-government-of-canada-announce-investment-of-cad-1-765-billion-in-decarbonization-technologies-in-canada), France (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-accelerates-its-decarbonisation-with-a-1-7-billion-investment-programme-in-france-supported-by-the-french-government) and Spain (https://corporate.arcelormittal.com/media/press-releases/arcelormittal-signs-mou-with-the-spanish-government-supporting-1-billion-investment-in-decarbonisation-technologies). The combined investment for the four projects totals US$5.6 billion, with anticipated carbon emissions reduction totalling 19.5 million tonnes, which is 1equivalent to the greenhouse gas emissions from 4,240,858 cars being driven for a year. These projects sit at the heart of the company’s target to reduce its CO2e emissions intensity by 25% by 2030 group-wide, and in Europe by 35% by 2030.

More details on ArcelorMittal’s climate action ambitions, strategy, technologies and ongoing decarbonisation projects can be found here: https://corporate.arcelormittal.com/climate-action.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

1 Calculated using the US EPA greenhouse gas equivalencies calculator - https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

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